As filed with the Securities and Exchange Commission on June 16, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

UNIVERSAL LOGISTICS HOLDINGS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, no par value

(Title of Class of Securities)

91388P105

(CUSIP Number of Class of Securities)

Tim Phillips

Chief Executive Officer

UNIVERSAL LOGISTICS HOLDINGS, INC.

12755 E. Nine Mile Road

Warren, Michigan 48089

586-920-0100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:

Edwin J. Lukas

Vistula PLC

100 Maple Park Boulevard, Suite 110

Saint Clair Shores, Michigan 48081

Telephone: 313-989-0004

Facsimile: 313-666-0808

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

AMENDMENT NO. 1 TO SCHEDULE TO

Universal Logistics Holdings, Inc., a Michigan corporation (“Universal” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 13, 2022 (together with all amendments and supplements thereto, the “Schedule TO”). The Schedule TO, as amended by this Amendment No. 1, relates to the Company’s offer to purchase for cash up to 100,000 shares of its common stock, no par value, at a price not greater than $28.00 nor less than $25.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the original Offer to Purchase dated May 13, 2022 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(A) to the Schedule TO, and the Letter of Transmittal (the “Letter of Transmittal”) previously filed as Exhibit (a)(1)(B) to the Schedule TO. The Offer to Purchase and Letter of Transmittal, as amended and supplemented from time to time, together constitute the “Offer.”

Only those items reported in this Amendment No. 1 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, the Letter of Transmittal, and the other documents that constitute part of the Offer remain unchanged.

All information set forth in the Offer to Purchase, which was previously filed with the Schedule TO, is hereby incorporated by reference except that such information is hereby amended and supplemented to the extent expressly provided herein. Such information amends and supplements the information previously incorporated by reference in this Schedule TO. This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer, as each may be further amended or supplemented from time to time.

The purpose of this Amendment No. 1 is to amend and supplement the Schedule TO to indicate that, on June 16, 2022, the Company issued a press release announcing the preliminary results of the Offer. Accordingly, Items 11 and 12 of the Schedule TO, which incorporate by reference the information contained in the Schedule TO and the Offer to Purchase, are hereby amended and supplemented as follows:

Item 11. Additional Information.

Item 11(c) of the Schedule TO is hereby amended and supplemented as follows:

“On June 16, 2022, the Company issued a press release announcing the preliminary results of the Offer. A copy of the press release is filed as Exhibit (a)(1)(G) to this Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(1)(G)**	Press Release dated June 16, 2022.
(107)**	Filing Fee Table.

**	Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2022	UNIVERSAL LOGISTICS HOLDINGS, INC.

	By:	/s/ Tim Phillips
	Name:	Tim Phillips
	Title:	Chief Executive Officer

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EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated May 13, 2022.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated May 13, 2022.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated May 13, 2022.

(a)(1)(F)*	Press Release dated May 13, 2022.

(a)(1)(G)**	Press Release dated June 16, 2022.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Not Applicable.

(b)(1)	Credit and Security Agreement dated as of November 27, 2018 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on November 29, 2018).

(d)(1)	2014 Amended and Restated Stock Incentive Plan (incorporated by reference to Appendix A of the Registrant’s Definitive Proxy Statement on Schedule 14A, filed on April 29, 2014).

(d)(2)	Amendment to 2014 Amended and Restated Stock Incentive Plan dated May 4, 2022 (incorporated by reference to Exhibit 4.2 to the Registrant’s Quarterly Report on Form 10-Q filed on May 12, 2022).

(d)(3)	Form of Restricted Stock Bonus Award Agreement under the 2014 Amended and Restated Stock Incentive Plan (incorporated by reference to Exhibit B of Appendix A to the Registrant’s Schedule 14A filed on April 29, 2014).

(d)(4)	Employment Agreement between the Registrant and Tim Phillips (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on January 14, 2020).

(d)(5)	Second Amended and Restated Registration Rights Agreement dated July 28, 2021 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed July 29, 2021).

(g)	Not Applicable.

(h)	Not Applicable.

(107)**	Filing Fee Table.

*	Previously filed.
**	Filed herewith.

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